SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO–T/A

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Audible, Inc.

(Name of Subject Company (Issuer))

AZBC Holdings, Inc.,

a wholly owned subsidiary of

Amazon.com, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05069A302

(CUSIP Number of Class of Securities)

Amazon.com, Inc.

1200 12th Avenue South

Suite 1200

Seattle, WA 98144-2734

Attention: General Counsel

(206) 266-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$308,014,999.50	$12,104.99

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $11.50 per share by the sum of (x) the 24,372,756 shares of common stock, par value $0.01 per share (the “Shares”), of Audible, Inc. issued and outstanding as of January 30, 2008, (y) the 2,026,824 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options to purchase Shares that are currently outstanding and exercisable and (z) the 384,333 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all warrants to purchase Shares that are currently outstanding and exercisable.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,104.99
Form or Registration No.:	Schedule TO
Filing Party:	AZBC Holdings, Inc. and Amazon.com, Inc.
Date Filed:	February 11, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐	Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2008 (the “Schedule TO”), on behalf of AZBC Holdings, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Amazon.com, Inc., a Delaware corporation (“Parent”), and Parent, relating to the offer by Purchaser to purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Audible, Inc., a Delaware corporation (the “Company”), at a price of $11.50 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, as they may be supplemented or amended from time to time (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

Item 11.	Additional Information.

The initial period of the Offer expired at 12:00 midnight, New York City time, at the end of March 10, 2008. According to American Stock Transfer & Trust Company, the depositary for the Offer, as of 12:00 midnight, New York City time, at the end of March 10, 2008, a total of approximately 20,586,922 Shares were validly tendered into the Offer, including approximately 780,919 Shares that were tendered by notice of guaranteed delivery. These tendered Shares represent in the aggregate approximately 84.63% of all outstanding Shares and, together with 613,343 Shares already owned by Purchaser, represent approximately 87.16% of all outstanding Shares as of March 10, 2008. Purchaser has accepted for payment all Shares that were validly tendered in the Offer and the consideration for all such Shares will be promptly paid. Parent and Purchaser have become aware that William Gordon, a non-employee director of Parent, is the beneficial owner of and has the sole power to vote and dispose of 15,000 Shares.

On March 11, 2008, Parent issued a press release announcing the results of the Offer and that Purchaser commenced a subsequent offering period for all remaining untendered Shares expiring at 5:00 p.m., New York City time, on March 14, 2008, unless extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $11.50 per Share cash consideration paid for Shares tendered during the initial offering period. No withdrawal rights will apply to any shares of Company Common Stock tendered during the subsequent offering period.

Parent also announced, in its March 11, 2008 press release, its intention to effect, following the expiration of the subsequent offering period, as the same may be extended, the merger of Purchaser with and into the Company with the Company as the surviving corporation (the “Merger”). At the time upon which the Merger will become effective (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than any Shares owned by the Company, Parent, Purchaser, any other wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time) will be canceled and will automatically be converted into the right to receive the same $11.50 in cash per Share, subject to any applicable withholding taxes, that was paid in the Offer. Following the Merger, the Company’s common stock will cease to be traded on the NASDAQ Global Market and the Company will become a direct wholly owned subsidiary of Parent.

The full text of the press release issued by Parent is filed as Exhibit (a)(1)(I) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented with the following information:

Exhibit (a)(1)(I) - Press Release issued by Parent, dated March 11, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2008

AZBC HOLDINGS, INC.

By:	/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Senior Vice President and Secretary

AMAZON.COM, INC.

By:	/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Senior Vice President, General Counsel and Secretary